VIA EDGAR

September 19, 2014

Re:	Acceleration Request for Medley Management Inc. Registration Statement on Form S-1 (File No. 333-198212)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Christian Windsor, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Medley Management Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on September 23, 2014, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-3986 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

September 19, 2014

VIA EDGAR

Re:	Medley Management Inc. Registration Statement on Form S-1 File No. 333-198212

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Christian Windsor, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Medley Management Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m., Washington, D.C. time, on September 23, 2014, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

MEDLEY MANAGEMENT INC.

By:	_/s/ Richard Allorto___________
Name: Richard Allorto
Title: Chief Financial Officer

Goldman, Sachs & Co.
200 West Street, New York, New York 10282

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue, New York, New York 10010

September 19, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Christian Windsor, Esq.

Re:	Medley Management Inc. Registration Statement on Form S-1 (File No. 333-198212)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Medley Management Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Washington, D.C. time, on September 23, 2014 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: September 15, 2014 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 6,400 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have complied with and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the Underwriters

By:	GOLDMAN, SACHS & CO.

By:	/s/ Erich Bluhm
Name:	Erich Bluhm
Title:	Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Stephanie M. Ruiz
Name:	Stephanie M. Ruiz
Title:	Managing Director